SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE III - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital-			
Total member's equity from statement of financial condition	$ 532,656	$ 553,021	$ 20,365
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivable from SC Affliates, LLC	260,000	260,000	-
Prepaid expenses	-	11,193	11,193
Total deductions and/or charges	260,000	271,193	11,193
Net capital	272,656	281,828	9,172
Minimum net capital required	17,474	16,862	(612)
Excess net capital	$ 255,182	$ 264,966	$ 9,784
Total aggregate indebtedness	$ 262,105	$ 256,535	$ (5,570)
Ratio of aggregate indebtedness to net capital	0.96 to 1	0.90 to 1	